REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1.	Name and address of eligible institutional investor:

Sprott Asset Management LP (the “Offeror”) 200 Bay Street, Suite 2700, P.O. Box 27 Royal Bank Plaza, South Tower Toronto, Ontario M5J 2J1

2.

The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part4 or the early warning requirements:

As at January 31, 2010, there is a net increase of 2,992,500 in the holdings of common shares (the “Common Shares”) and no change in the holdings of warrants (the “Warrants”) of Yukon-Nevada Gold Corp. (the “Issuer”). However, an increase in the number of currently issued and outstanding shares has resulted in a net decrease of 3.2% in the Offeror’s securityholding percentage.

3.

The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As at January 31, 2010, the Offeror, on behalf of accounts fully managed by it, and together with joint actors, exercise control or direction over 69,167,562 Common Shares and 10,555,000 Warrants of the Issuer. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer), and assuming the exercise of the Warrants, the Offeror together with joint actors exercise control or direction over 16.2% of the issued and outstanding Common Shares.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:

(a) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

The Offeror does not itself own any Common Shares or other securities of the Issuer. Of the Common Shares referred to above, a total of 202,500 Common Shares are owned by senior executives of the Offeror, who may be considered to be acting jointly or in concert with the Offeror. The only other persons with whom the Offeror may be deemed by the Securities Act (Ontario) to be acting jointly and in concert with are the managed accounts referred to in section 7 below.

(b)

the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:

None.

(c)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

The Offeror exercises control or direction over 68,965,062 Common Shares and 10,555,000 Warrants referred to above in its capacity as portfolio manager of managed accounts.

5.

The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None.

7.	The names of any joint actors in connection with the disclosure required by this report:

In addition to the joint actors referred to in section 4(a) above, the Common Shares and Warrants are held in the Sprott Canadian Equity Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund, Ltd., Sprott Master Fund II, Ltd., Sprott Small Cap Hedge Fund, and certain Sprott Managed Accounts.

8.

If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

9.	A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 10th day of February, 2010.

SPROTT ASSET MANAGEMENT LP,
by its General Partner, SPROTT ASSET
MANAGEMENT GP INC.

By: “Steven Rostowsky”
Steven Rostowsky
Chief Financial Officer